JAMES CHIN

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EDUCATION

Rensselaer Polytechnic Institute Troy, New York

Bachelor of Electrical Engineering (June 1959)

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WORK EXPERIENCE

RETIRED

2000 - PRESENT

MCI INTERNATIONAL, Rye Brook, NY

Systems Engineer - Systems Manager, Jan 1976 –Dec 2000

Supervised group in testing and maintaining TELEX sites nationwide.

Supervised installation of Computer TELEX Network nationwide.

Involved in design of Computerized TELEX Network.

WESTERN UNION INTERNATIONAL, New York City ,NY

Supervisor Engineering International Relations, Jan 1976- Dec 1981

Involved in establishing operational communication links with Overseas Countries.

WESTERN UNION, New York City, NY

TELEX SYSTEMS

Design Engineer – Systems engineer , Sept 1962- Dec 1976

Involved in design of TELEX systems for multiple locations nationwide.

RETIRED